EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three months ended March 31, 2025

(unaudited)

In accordance with National Instruments 51‑102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2025.

Condensed Consolidated Interim Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note		March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents			$7,216	$7,191
Accounts receivable	4		4,461	5,298
Inventories	5		3,911	3,282
Prepaid expenses			194	126
Total current assets			15,782	15,897
Non‑current assets:
Property and equipment			1,000	955
Intangible assets	6		8,964	9,354
Goodwill	3 & 7		3,934	3,375
Other assets			98	98
Total non‑current assets			13,996	13,782
Total assets			$29,778	$29,679
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities			$8,346	$7,932
Income taxes payable			78	95
Current portion of lease obligations			430	368
Acquisition payable	3		382	-
Total current liabilities			9,236	8,395
Non‑current liabilities
Lease obligations			446	506
Total non‑current liabilities			446	506
Total liabilities			9,682	8,901
Equity:
Share capital	8	(b)	81,014	81,014
Contributed surplus			10,955	10,919
Accumulated other comprehensive loss			(4,289)	(4,264)
Deficit			(67,585)	(66,891)
Total equity			20,095	20,778
Total liabilities and equity			$29,778	$29,679
Commitments and contingencies	9	(a) & 9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss) (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

For the three months ended March 31	Note		2025	2024

Revenue, net			$5,484	$5,694
Cost of goods sold	5		2,641	1,797
Gross profit			2,843	3,897

Expenses
Selling			1,829	1,974
General and administrative			1,099	1,209
Research and development			570	676
			3,498	3,859
Finance costs:
Finance income, net			(34)	(51)
Foreign exchange loss, net			35	7
			1	(44)
Net income (loss) before income taxes			$(656)	$82

Income tax expense			38	(31)

Net income (loss)			$(694)	$51
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries			(25)	499
Other comprehensive income (loss), net of tax			(25)	499
Comprehensive income			$(719)	$550

Income (loss) per share
Basic	8	(d)	$(0.07)	$0.00
Diluted	8	(d)	$(0.07)	$0.00

See accompanying notes to the condensed consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Changes in Equity (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note		Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Equity (Deficit)	Total
Balance, December 31, 2023			$81,014	$10,723	$(5,989)	$(65,852)	$19,896
Net income for the three months ended March 31, 2024			-	-	-	51	51
Other comprehensive loss for the three months ended March 31, 2024			-	499	-	499	(25)

Transactions with owners, recorded directly in Equity			-
Share-based compensation	8	(c)	-	58	-	-	58
Total transactions with owners				58	-	-	58
Balance, March 31, 2024			$81,014	$10,781	$(5,490)	$(65,801)	$20,504

	Note		Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Equity (Deficit)	Total
Balance, December 31, 2024			$81,014	$10,919	$(4,264)	$(66,891)	$20,778
Net income for the three months ended March 31, 2025			-	-	-	(694)	(694)
Other comprehensive income for the three months ended March 31, 2025			-	-	(25)	-	(25)

Transactions with owners, recorded directly in Equity
Share-based compensation	8	(c)	-	36	-	-	36
Total transactions with owners			-	36	-	-	36
Balance, March 31, 2025			$81,014	$10,955	$(4,288)	$(67,585)	$20,095

 See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

For the three months ended March 31	Note		2025	2024
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period			$(694)	$51
Adjustments for:
Current income tax expense			38	31
Amortization of property, plant and equipment			114	104
Amortization of intangible assets	6		533	440
Share‑based compensation	8	(c)	36	58
Finance income, net			(34)	(51)
Unrealized foreign exchange loss			35	7
Change in the following:
Accounts receivable	3		837	(479)
Inventories	5		(585)	(357)
Prepaid expenses			(47)	(58)
Accounts payable and accrued liabilities			415	86
Interest received, net			57	63
Income taxes paid			(49)	(27)
Cash flows from (used in) operating activities			656	(132)
Investing activities:
Acquisition of intangible assets	6		-	(87)
Acquisition of Gateway Pharmacy	3		(542)	-
Cash flows used in investing activities			(542)	(87)
Financing activities:
Repayment of lease liability			(89)	(76)
Cash flows used in financing activities			(89)	(76)
Increase (Decrease) in cash and cash equivalents			25	(295)
Cash and cash equivalents, beginning of period			7,191	6,369
Cash and cash equivalents, end of period			$7,216	$6,074

  See accompanying notes to the condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1. Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2‑1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non‑Q‑wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

On March 11, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Gateway Medical Pharmacy Inc. (“Gateway Pharmacy”), an independent retail pharmacy located in Portland Oregon.

The Company’s ongoing research and development activities are primarily in relation to the development of MC-1, for treatment of Pyridoxal 5’-phosphate dependent epilepsy (“PNPO deficiency”). In addition, during 2024, the Company acquired new chemical entity analogues of pyridoxal 5’-phosphate for the treatment of a number of clinical indications which are yet to be announced.

2. Basis of preparation of financial statements

(a) Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 21, 2025.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(b) Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

(c) Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d) Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2024:

•	· Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences.  Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations

•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin.

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Business Combinations

On March 11, 2025, the Company acquired 100% of the outstanding shares of Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon, for total cash consideration of USD$580 (CAD$838) plus the cost of inventory. The purchase price is to be paid in two installments, with USD$290 paid upon closing of the agreement, and an additional USD$290 (the “Anniversary Payment”) to be paid on March 11, 2026, one year subsequent to the closing of the transaction. At the time of acquisition, it was determined that the seller had USD$86 (CAD$124) of inventory which has also been paid to the seller.

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Inventory	$124
Property and equipment	81
Right of use asset	80
Pharmacy license	58
Customer lists	96
Goodwill	565
Current portion of lease obligation	(56)
Lease obligation	(24)
Net assets acquired	$924
Summary of purchase consideration
Cash paid	$542
Acquisition Payable	382
Purchase consideration	$924

As at March 31, 2025, the Anniversary Payment is recorded at its estimated present value of $382 using a discount rate of 10% and is recorded within Acquisition Payable on the condensed consolidated statement of financial position.

Transaction costs relating to the Gateway Pharmacy acquisition were $13 and were included in general and administrative expenses for the three-month period ended March 31, 2025.

From the date of acquisition, March 11, 2025, to March 31, 2025, Gateway Pharmacy contributed $174 of revenue and $12 of net income before income taxes. If the acquisition had taken place as at January 1, 2025, revenue during the three-month period ended March 31, 2025 would have increased by $626 and net loss before income taxes during the three-month period ended March 31, 2025 would have decreased by approximately $43 after considering the amortization of the assets acquired in the transaction.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

4. Accounts Receivable

	March 31, 2025	December 31, 2024
Trade accounts receivable	$4,403	$5,263
Other accounts receivable	58	35
	$4,461	$5,298

As at March 31, 2025, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 86% in aggregate (Customer A – 23%, Customer B – 21%, Customer C – 42%).  As at December 31, 2024, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 82% in aggregate (Customer A – 27%, Customer B – 12%, Customer C – 43%).

5. Inventories

	March 31, 2025	December 31, 2024
Finished product available-for-sale	$2,943	$2,453
Finished retail pharmacy product available for sale	562	396
Unfinished product and packaging materials	406	433
	$3,911	$3,282

Inventories expensed as part of cost of goods sold during the three months ended March 31, 2025 amounted to $2,479 (2024 – $1,925).

During the three months ended March 31, 2024, the Company recorded a recovery of $281 through cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss), relating to insurance proceeds from inventory which had previously been damaged during import.

During the three months ended March 31, 2025 and March 31, 2024, the Company did not write-off any inventory that had expired or was otherwise unusable through cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

6. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177
Additions	-	100	-	-	639	739
Transfer from prepaid expenses					795	795
Effect of movements in exchange rates	107	2,238	417	509	147	3,418
At December 31, 2024	$1,334	$27,724	$5,163	$6,296	$2,612	$43,129
Additions	58	-	-	96	-	154
Effect of movements in exchange rates	(2)	(25)	(5)	(6)	(3)	(41)
At March 31, 2025	$1,390	$27,699	$5,158	$6,386	$2,609	$43,242

Accumulated amortization	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2023	$366	$21,042	$4,441	$2,270	$76	$28,195
Amortization	182	620	53	746	275	1,876
Effect of movements in exchange rates	56	1,890	389	296	31	2,662
At December 31, 2024	$770	$23,657	$4,830	$3,979	$539	$33,775
Amortization	48	162	14	197	112	533
Effect of movements in exchange rates	(1)	(21)	(4)	(3)	(1)	(30)
At March 31, 2025	$817	$23,798	$4,840	$4,173	$650	$34,278

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2024	$564	$4,067	$333	$2,317	$2,073	$9,354
At March 31, 2025	$573	$3,901	$318	$2,213	$1,959	$8,964

During the year ended December 31, 2024, the Company reclassified $795 from prepaid expenses to intangible assets in connection with the successful implementation of a technology transfer to its contracted manufacturing organization. This transfer enabled the production of the Company’s AGGRASTAT® bolus vial at the contracted manufacturing facility. Following this achievement, the Company commenced commercialization of the product manufactured at the new facility during the fourth quarter of 2024. The Company has elected to amortize this asset over a period of 7 years, with 6.50 years remaining as at March 31, 2025.

Intangible assets acquired in connection with the acquisition of Gateway Pharmacy, see note 3 above, are amortized over the following periods based on their anticipated useful life:

Intangible asset	Estimated useful life
Pharmacy license	7 years
Customer list	7 years

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

6. Intangible assets (continued)

The Company had determined there were no indicators of impairment as at March 31, 2025.

As at March 31, 2025, intangible assets pertaining to AGGRASTAT® were fully amortized.

7. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2023	$3,102
Effects of movements in exchange rates	273
At December 31, 2024	$3,375
Additions	565
Effects of movements in exchange rates	(6)
At March 31, 2025	$3,934

The additions to goodwill during the three month period ended March 31, 2025 were the result of the Company acquiring Gateway Pharmacy. For more information in regards to this acquisition, see note 3 above.

The Company performed an annual impairment test for the year-ended December 31, 2024 with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2024, was 13.00%.

(ii) Operating margin

Forecasted operating margins are based on actual operating margins, less operational expenses achieved in the preceding years, plus adjustments to normalize the forecast for any non-reoccurring items. Margins are kept constant over the forecast period, with the exception of adjustments made in relation to inflation in future periods, unless management has started an efficiency improvement process.

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the assessment completed at December 31, 2024 was approximately 2% on average over the forecast period.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock

(a) Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2023(1)	10,436,313	$81,014
Balance, December 31, 2024	10,436,313	$81,014
Balance, March 31, 2025	10,436,313	$81,014

(1) During the year ended December 31, 2023, 185,000 previously granted stock options were exercised. Each stock option entitled the option holder to one common share of the Company.

(c) Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the three months ended March 31, 2025 and 2024 is as follows:

Three months ended March 31	2025		2024
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,237,700	$1.27	1,477,700	$1.72
Forfeited, cancelled or expired	(52,700)	(1.90)	-	-
Balance, end of period	1,185,000	$1.24	1,477,700	$1.72
Options exercisable, end of period	586,000	$1.23	593,700	$2.41

Options outstanding at March 31, 2025 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	1.33 years	$1.10	60,000
$1.11 ‑ $1.50	1,125,000	7.74 years	$1.25	526,000
$1.10 ‑ $1.50	1,185,000	7.41 years	$1.24	586,000

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(c) Stock option plan (continued)

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three months ended March 31, 2025 is $36 (2024 – $58). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

(d) Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted loss per share computations for the three months ended March 31, 2025 and 2024:

Three months ended March 31	2025	2024
Weighted average shares outstanding for basic earnings per share	10,436,313	10,436,313
Effects of dilution from:
Stock options	-	60,000
Weighted average shares outstanding for diluted earnings per share	10,436,313	10,496,313

Effects of dilution from 1,185,000 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three months ended March 31, 2025 as they are anti-dilutive. Effects of dilution from 1,417,700 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three months ended March 31, 2024 as they are anti-dilutive.

9. Commitments and contingencies

(a) Commitments

As at March 31, 2025, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2025 - remaining	$2,415
2026	628
2027	261
Total	$3,304

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2025 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2025, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies (continued)

(b) Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c) Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

As of March 31, 2025, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA”) Litigation

A class action complaint was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. This lawsuit was voluntarily dismissed on April 18, 2024.

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at March 31, 2025.

10. Related party transactions

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

Three months ended March 31	2025	2024
Salaries, fees, and short-term benefits	$180	$185
Share-based payments	21	33
	$201	$218

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10. Related party transactions (continued)

(b) Transactions with related parties

Directors and key management personnel control 27% of the voting shares of the Company as at March 31, 2025 (December 31, 2024 – 27%).

During the three months ended March 31, 2025 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $40 (2024 - $41) for clinical research services, $21 (2024 – $21) for business administration services, $56 (2024 – $56) in rental costs and $14 (2024 – $10) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. ("CanAm") for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

During the year ended December 31, 2024, the Company paid CanAm $100 in consideration upon closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at March 31, 2025, included in accounts payable and accrued liabilities is $46 (December 31, 2024 – $32) payable to GVI -CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month, increasing to $22 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at March 31, 2025, there are no outstanding amounts (December 31, 2024 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers from the marketing and distribution of commercial products for the three months ended March 31, 2025 and 2024 was 100% from sales to customers in the United States.

During the three months ended March 31, 2025, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 24%, Customer B accounted for 23%, Customer C accounted for 49% and the remaining four customers accounted for approximately 4% of revenue.

During the three months ended March 31, 2024, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 33%, Customer B accounted for 16%, Customer C accounted for 45% and the remaining four customers accounted for approximately 6% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	March 31, 2025	December 31, 2024
Canada	$527	$578
United States	9,470	9,038
Barbados	3,901	4,068
	$13,898	$13,684

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the three months ended March 31, 2025 and 2024:

March 31, 2025	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$2,228	$3,256	$5,484
Operating expenses	(3,180)	(2,959)	(6,139)
Finance income (expense), net	(17)	51	34
Foreign exchange loss, net	(35)	-	(35)
Net income (loss) before taxes	$(1,004)	$348	$(656)

March 31, 2024	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$3,037	$2,657	$5,694
Operating expenses	(3,677)	(1,979)	(5,656)
Finance income, net	8	43	51
Foreign exchange loss, net	(7)	-	(7)
Net income (loss) before taxes	$(639)	$721	$82

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

12. Subsequent Events

Signing of West Olympia Pharmacy, PLLC Purchase Agreement

Subsequent to March 31, 2025, on April 10, 2025, the Company signed an agreement to acquire 100% membership interest of West Olympia Pharmacy, PLLC (“West Olympia Pharmacy”), an independent retail pharmacy located in West Olympia, Washington, in exchange for total consideration of $975,000 USD. Upon signing of the agreement, $50,000 USD was paid by the Company to the seller, with $865,000 USD to be paid to the seller upon closing of the transaction. The closing of the agreement is contingent upon the successful transfer of the seller’s licenses to the Company. Upon completion of this transfer, the Company will assume the associated risks and rewards of ownership related to the acquisition. Twelve months following the transaction’s closing date, the Company is obligated to pay the seller an additional $60,000 USD, subject to reduction by any liabilities settled by the Company on the seller’s behalf.

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